EXHIBIT 4.(c). 9

OPTIBASE LTD.

SHARE OPTION AGREEMENT 2003

FOR THE

1999 ISRAELI SHARE OPTION PLAN
(As amended April 5, 2000)

          Unless otherwise defined herein, the terms defined in the 1999 Israeli Share Option Plan (as amended on April 5, 2000) shall have the same defined meanings in this Share Option Agreement.

“Affiliate(s)”	means a present or future company that either (i) Controls Optibase Ltd. or is Controlled by Optibase Ltd.; or (ii) is Controlled by the same person or entity that Controls Optibase Ltd.

“Allocate” or “Allocated”	with respect to Options, means the allocation of Options by the Company to the Trustee on behalf of an Optionee.

“Commencement Date”

means the date of commencement of the vesting schedule with respect to a Grant of Options, which unless otherwise determined by the Administrator, shall be the date on which such Grant of Options shall be Allocated.

“Company”	means Optibase Ltd., a company incorporated under the laws of the State of Israel.

“Control”or “Controlled”	shall have the meaning ascribed thereto in Section 102.

“Employee”

means – in contrary to the definition in the Plan - an employee, officer or director of the Company or any Affiliate (provided that such person does not Control the Company), who is an Israeli resident within the meaning of the Tax Ordinance.

“Exercise Notice”	means a notice delivered by an Optionee to the Company and the Trustee in the form attached as Exhibit A, for the initiation of the Exercise process of an Option.

“Exercise Price”	means, the price determined in this Option Agreement, which is to be paid by the Optionee to the Company in order to exercise a granted Option and convert such Option into an Option Share.

“Grant of Options”	with respect to Options, means the grant of Options by the Company to an Optionee pursuant to a Notice of Grant

“Holding Period”

means the period in which the Allocated Options granted to a Optionee or, upon exercise thereof the Option Shares, are to be held by the Trustee on behalf of the Optionee, in accordance with Section 102, and pursuant to the Tax Track which the Company selects.

“Notice of Grant”

means the notice of grant from the Company or Affiliate to an Optionee in which the Optionee is notified of the decision to Grant to the Optionee Options according to the terms of the Plan and the Option Agreement.

Option Agreement	This Share Option Agreement 2003

“Option Shares”	means Shares issued or to be issued upon exercise of Granted Options all in accordance with the Option Agreement and the Plan.

“Optionee”

means, in addition to the definition of the Plan, an employee, officer or director of the Company or any Affiliate (provided that such person does not Control the Company), who is an Israeli resident within the meaning of the Tax Ordinance, on behalf of whom an Option is Allocated pursuant to the Plan and this Option Agreement.

“Plan”	means the Company’s 1999 Israeli Share Option Plan (as amended April 5, 2000), as may be amended from time to time.

“Section 102”	means Section 102 of the Tax Ordinance.

“Section 102 Rules” or “ Rules”	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

“Tax Ordinance”	means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated there under.

“Tax Track”

means one of the three tax tracks described under Section 102, specifically: (1) the “Capital Gains Track Through a Trustee”; (2) “Income Tax Track Through a Trustee”; or (3) the “Income Tax Track Without a Trustee”; each as defined in Sections ________, respectively.

“Term of Options” or “Expiration Date”	means, with respect to Granted but unexercised Options, the time period set forth in this Notice and Section 7 of the Option Agreement.

“Trustee”	means a Trustee appointed by the Company to hold in trust, Allocated Options and the Option Shares issued upon exercise of such Options, on behalf of Optionees.

1.     Grant of Option.  Options may be Granted under this Option Agreement to Employees of the Company or any of its Affiliates. These Options shall be Allocated to the Trustee as set forth in Section 8 of this Option Agreement.

 The Company shall grant to Optionees, an option to purchase a number of Shares that shall be set forth in a Notice of Grant, at the exercise price per Share set forth in the Notice of Grant, and subject to the terms and conditions of the Option Agreement, the Plan, which is incorporated herein by reference and the Notice of Grant.  In the event of a conflict between the terms and conditions of the Plan and this Option Agreement, the terms and conditions of this Option Agreement shall prevail.

2.     Exercise of Option.  The Option shall be exercisable during its term in accordance with the provisions of Section 9 of the Plan as follows:

          (a)     Right to Exercise.

                   (i)     Subject to subsections 2(a)(ii),  the Option shall be exercisable cumulatively according to the vesting schedule set forth in the Notice of Grant.

                   (ii)    The Option may not be exercised for a fraction of a Share.

          (b)    Method of Exercise.  The Option shall be exercisable by delivery of an Exercise Notice to the Company and the Trustee, which shall state the election to exercise the Option, the number of Shares with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company.  The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price and the stamp tax at the applicable rate on the date of exercise as to all Exercised Shares.  The Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price. The company may revise the method of exercise and the form of the Exercise Notice from time to time (including without limitation in connection with exercise of options accompanied by instruction to sell), as long as the rights of the Optionee are not materially derogated by such revision. In the event of such change, none of the terms or conditions specified herein shall be deemed to be revised unless explicitly being revised.

No Shares shall be issued pursuant to the exercise of an Option unless such issuance and such exercise complies with Applicable Laws.

3.     Lock-Up Period. The  Optionee shall undertake that, if so requested by the Company or any representative of the underwriters (the “Managing Underwriter”) in connection with any registration of the offering of any securities of the Company under the Securities Act, Optionee shall not sell or otherwise transfer any Shares or other securities of the Company during the 180-day period (or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Company) (the “Market Standoff Period”) following the effective date of a registration statement of the Company filed under the Securities Act. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

4.     Method of Payment.  Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee:

(a)	cash;

(b)	check; or

(c)	wire transfer;

5.     Restrictions on Exercise.  This Option may not be exercised if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any Applicable Law.

6.     Non-Transferability of Option.  The Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by Optionee.  The terms of the Plan and this Option Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

7.     Term of Option.  The Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the Plan, the Option Agreement and the terms of the Option.

8.     Trust Arrangement and Holding Period

        The Option is granted according to Section 102 and the Rules, pursuant to which the Option and/or Option Shares granted shall be held on behalf on the Optionees by a Trustee for a period as specified in this section, in accordance with the Section 102 Tax Track that the Company has selected. Therefore, The Options and the Option Shares, as the case may be, shall be issued to and held for the benefit of Optionees by a Trustee designated by the Company. At the end of the Holding Period the Trustee may release the Option Shares to you only after payment of taxes as set forth hereunder.

Trustee Tax Tracks

(a)     If the Company elects to Grant Options through (i) the Capital Gains Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee, then, in accordance with the requirements of Section 102, the Company shall appoint a Trustee who will hold in trust on behalf of each Opionee the Options and the Shares issued upon exercise of such Options in trust on behalf of each Optionee.

The Holding Period for the Options will be as follows:

(1)     The Capital Gains Tax Track Through a Trustee – if the Company elects to Allocate the Options according to the provisions of this track, then the Holding Period will be 24 months from the end of the tax year in which the Options were Allocated to the Trustee on behalf of the Optionee, or such shorter period as may be approved by the Israeli Tax Authorities.

(2)     Income Tax Track Through a Trustee – if the Company elects to Allocate Options according to the provisions of this track, then the Holding Period will be 12 months from the end of the tax year in which the Options were Allocated to the Trustee on behalf of the Optionee, or such shorter period as may be approved by the Israeli Tax Authorities.

Subject to Section 102 and the Rules, Optionees shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Shares before the end of the applicable Holding Period.

In the event of a distribution of rights, including an issuance of bonus shares, in connection with Options originally Allocated (the “Additional Rights”), all such Additional Rights shall be Allocated and/or issued to the Trustee for the benefit of Optionees, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Options originally Allocated. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

(b)     Income Tax Track Without a Trustee

If the Company elects to Allocate Options according to the provisions of this track, then the Options will not be subject to a Holding Period.

(C)     Track Selection

The Company, in its sole discretion, shall elect under which of above three Tax Tracks each Option is Granted and shall notify the Optionee in the Notice of Grant, which Tax Track applies to each Granted Option.

(d)     Concurrent Conditions

The Holding Period, if any, is in addition to the vesting period as specified in the Notice of Grant.  The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent terms and conditions for Options Granted.

(e)     Trust Agreement

The terms and conditions applicable to the trust relating to the Tax Track selected by the Company, as appropriate, shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

9.      Tax Consequences.

(a)     This Option Agreement shall be governed by, and shall conform with and be interpreted so as to comply with, the requirements of Section 102, the Rules and any written approval from the Israeli Tax Authorities. All tax consequences under any applicable law, which may arise from the Grant or Allocation of Options, from the exercise thereof or from the holding or sale of Option Shares (or other securities issued under the Option Agreement) by or on behalf of the Optionee, shall be borne solely on the Optionee. The Optionee shall indemnify the Company and/or Affiliate, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

(b)     If the Company elects to Allocate Options according to the provisions of the Income Tax Track Without a Trustee (Section 8 (b) of this Option agreement), and if prior to the Exercise of any and/or all of these Options, such Optionee ceases to be an Employee, of the Company or Affiliate, the Optionee shall deposit with the Company a guarantee or other security as required by Applicable Law, in order to ensure the payment of applicable taxes upon the Exercise of such Options.

10.     Withholding Taxes

(a)     Whenever an amount with respect to withholding tax relating to Options Granted to an Optionee and/or Option Shares issued upon the exercise thereof is due from the Optionee and/or the Company and/or an Affiliate, the Company and/or an Affiliate shall have the right to demand from an Optionee such amount sufficient to satisfy any applicable withholding tax requirements related thereto, and whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, or transferred thereafter, the Company and/or an Affiliate shall have the right to require the Optionee to remit to the Company and/or to the Affiliate, or to the Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount is not timely remitted, the Company and/or the Affiliate shall have the right to withhold or set-off (subject to Applicable Law) such Shares or any other non-cash assets pending payment by the Optionee of such amounts.

(b)     Until all taxes have been paid in accordance with Rule 7 of the Section 102 Rules, Options and/or Option Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and/or Option Shares may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Optionee were he or she to have survived.

(c)     The company does not make any representation with respect to the tax consequences of, and employee shall solely be liable for any fees, fines, and other payments that will be imposed by the Income Tax Authorities (either in Israel or abroad) and notwithstanding its source, any compulsory payment arising from the Options, the Option  Shares or dividends or any other benefit derived from them or for the expenses that will accrue to the employee or the company in connection with the Option Agreement and the Plan (including guaranteeing of shares in the past, granting of the options, their realization, issuance of the Option Shares, their transfer to the name of the employee, and their sale by the employee) and this also includes, without impairing the generality of anything said above, income tax, stamp tax, employer’s tax, capital gains tax, and added value tax and social security. The Optionee hereby agrees and undertakes to indemnify the Company, its Affiliates and the Trustee and hold them harmless against and from any tax liability, including interest and penalties thereon, which may be incurred as a result of the granting or exercise of an Option or the issuance of Option Shares pursuant to such Options, or otherwise arising out of this Agreement. THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE.  THE OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

11.     Entire Agreement; Governing Law.  The Plan is incorporated herein by reference.  The Plan and this Option Agreement and the Notice of Grant constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee’s interest except by means of a writing signed by the Company and Optionee.  This Option Agreement is governed by the internal substantive laws but not the choice of law rules, of Israel.

12.     No Guarantee of Continued Service.  OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINATION OF EMPLOMENT AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION OR ACQUIRING SHARES HEREUNDER).  OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS AN EMPLOYEE FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE IN ANY WAY WITH OPTIONEE’S RIGHT OR THE COMPANY’S RIGHT TO TERMINATE OPTIONEE’S EMPLOYMENT AT ANY TIME, WITH OR WITHOUT CAUSE.

EXHIBIT A

1999 ISRAELI SHARE OPTION PLAN

(As amended April 5, 2000)

OPTION AGREEMENT 2003

EXERCISE NOTICE

Optibase Ltd.	Employees Remuneration Trust Company
7 Shenkar St.	At Gross, Kleinhendler, Hodak, Halvey, Greenberg & Co
Herzliya	1 Azrieli Center, Tel Aviv
Attention: Chief Financial Officer	Attention: Adv. Michal Lavee Machlav

          1.     Exercise of Option.  Effective as of today, ___________, 20__, the undersigned (“Optionee”) hereby elects to exercise Optionee’s option (the “Option”) to purchase _________ Ordinary Shares (the “Shares”) of  Optibase Ltd. (the “Company”) under and pursuant to the 102  Share Option Plan (1999) (the “Plan”), the Share Option Agreement 2003 (the “Option Agreement”) and the notice of grant (the “notice of Grant”).

          2.     Delivery of Payment.  Purchaser herewith delivers to the Company the full purchase price of the Shares, as set forth in the Option Agreement and the Notice of Grant.

          3.     Representations of Optionee.  Optionee acknowledges that Optionee has received, read and understood the Plan, the Option Agreement and the Notice of Grant and agrees to abide by and be bound by their terms and conditions.

          4.     Rights as Shareholder.  Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the optioned Shares, notwithstanding the exercise of the Option.  The Shares shall be issued to the Optionee or Trustee, as the case may be, as soon as practicable after the Option is exercised.  No adjustment shall be made for a dividend or other right for which the record date is prior to the date of issuance except as provided in Section 11 of the Plan.

          5.     Tax Consultation.  Optionee understands that Optionee may suffer adverse tax consequences as a result of Optionee’s purchase or disposition of the Shares.  Optionee represents that Optionee has consulted with any tax consultants Optionee deems advisable in connection with the purchase or disposition of the Shares and that Optionee is not relying on the Company for any tax advice.

          6.     Successors and Assigns.  The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and the terms and conditions of this Exercise Notice shall inure to the benefit of the successors and assigns of the Company.  Subject to the restrictions on transfer herein set forth, the terms and conditions of this Exercise Notice shall be binding upon Optionee and his or her heirs, executors, administrators, successors and assigns.

          7.     Interpretation.  Any dispute regarding the interpretation of this Exercise Notice shall be submitted by Optionee or by the Company forthwith to the Administrator which shall review such dispute at its next regular meeting.  The resolution of such a dispute by the Administrator shall be final and binding on all parties.

          8.     Governing Law; Severability.  This Exercise Notice is governed by the internal substantive laws, but not the choice of law rules, of Israel.

          9.     Entire Agreement.  The Plan, the Option Agreement and the Notice of Grant are incorporated herein by reference.  This Exercise Notice, the Plan,, the Option Agreement and the Notice of Grant and the Exercise Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee’s interest except by means of a writing signed by the Company and Optionee.

Submitted by:	Accepted by:

OPTIONEE	OPTIBASE LTD.

Signature	By:

Print Name:
At Optibase	Its:

Address:

7 SHENKAR ST HERZLIYA, ISRAEL

Date Received